 Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

For the years ended December 31	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Cash provided by (used in)
Operating activities
Net loss for the year	$ (1,692,229)	$ (1,465,121)	$ (1,192,847)
Items not involving cash
Acquisition of resource property interests for shares	-	-	8,000
Accretion expense	14,740	14,105	13,498
Amortization of property, plant and equipment	42,251	42,103	4,066
Investment and advances write-down	135,310	-	35,000
Future income tax recovery	(256,464)	-	-
Gain on equipment disposal	-	(12,662)	(1,605)
Loss on sale of investments	-	-	7,427
Stock-based compensation	7,900	628,625	361,667
Net change in
Receivables	(8,474)	10,685	(14,249)
Prepaid expenses	9,205	(12,557)	(6,289)
Accounts payable and accrued liabilities	122,272	5,573	59,561
	(1,625,489)	(789,249)	(725,771)
Financing activities
Proceeds from (repayment of) related party loans	11,925	(6,246)	(47,317)
Proceeds from flow through shares, net of share issuance costs	680,666	931,085	-
Share capital and subscriptions received, net	-	338,332	628,868
Proceeds received from exercise of stock options	5,000	485,368	450,300
Proceeds received from exercise of warrants	204,750	194,905	78,500
Increase in (repayment of) bank overdraft	305,288	-	(7,007)
	1,207,629	1,943,444	1,103,344
Investing activities
Acquisition of property, plant and equipment	(18,409)	(126,124)	(12,198)
Proceeds on equipment disposal	-	12,662	1,605
Advances to affiliated companies	(45,401)	(135,243)	(192,335)
Investment in affiliated and other companies	-	-	(81,835)
Net proceeds on disposal of investments	-	-	57,893
Increase in restricted cash	(720,000)	(1,050,000)	-
Decrease in restricted cash	1,120,852	75,000	-
	337,042	(1,223,705)	(226,870)

(Decrease) increase in cash and cash equivalents	(80,818)	(69,510)	150,703

Cash and cash equivalents, beginning of year	81,193	150,703	-

Cash and cash equivalents, end of year	$ 375	$ 81,193	$ 150,703

Supplementary information
Interest paid	$ 22,203	$ 19,090	$ 12,316
Income taxes paid	$ -	$ -	$ -

The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property interests for shares	$ -	$ -	$ 8,000
Stock-based compensation (Note 8)	$ 7,900	$ 628,625	$ 361,667
Asset retirement obligations (Note 12)	$ 342,288	$ 327,548	$ 313,443
Settlement of debt with shares and warrants (Note 7)	$ -	$ -	$ 45,500
Renouncement of future income tax recovery	$ 256,464	$ -	$ -
Shares received as settlement of advances receivable	$ -	$ 120,000	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.